UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Hollysys Automation Technologies Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G45667105

(CUSIP Number)

Mengyun Tang
c/o Advanced Technology (Cayman)
Limited
Suite 3501, 35/F, Jardine House
1 Connaught Place, Central
Hong Kong, China
+852-2165-9000

With Copies To:

Marcia Ellis Morrison & Foerster LLP Edinburgh Tower, 33/F The Landmark, 15 Queen’s Road Central Hong Kong, China +852-2585-0888	Spencer Klein Mitchell Presser John Owen Morrison & Foerster LLP 250 West 55th Street New York, NY 10019-9601 +1-212-468-8000

July 25, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G45667105

1	Name of Reporting Persons Liang Meng
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong Special Administrative Region of People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%*
14	Type of Reporting Person IN

*	Based on one Ordinary Share outstanding immediately following the consummation of the Merger (as defined in Amendment No. 2 (as defined below)).

CUSIP No. G45667105

1	Name of Reporting Persons Ascendent Capital Partners III GP Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%*
14	Type of Reporting Person CO

*	Based on one Ordinary Share outstanding immediately following the consummation of the Merger.

CUSIP No. G45667105

1	Name of Reporting Persons Ascendent Capital Partners III GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%*
14	Type of Reporting Person PN

*	Based on one Ordinary Share outstanding immediately following the consummation of the Merger.

CUSIP No. G45667105

1	Name of Reporting Persons Ascendent Capital Partners III, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%*
14	Type of Reporting Person PN

*	Based on one Ordinary Share outstanding immediately following the consummation of the Merger.

CUSIP No. G45667105

1	Name of Reporting Persons Skyline Automation Technologies L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%*
14	Type of Reporting Person PN

*	Based on one Ordinary Share outstanding immediately following the consummation of the Merger.

CUSIP No. G45667105

1	Name of Reporting Persons Advanced Technology (Cayman) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%*
14	Type of Reporting Person CO

*	Based on one Ordinary Share outstanding immediately following the consummation of the Merger.

EXPLANATORY NOTE

This Amendment No. 9 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2023 (the “Original Schedule 13D” and, as amended by Amendment No. 1 filed with the SEC on November 24, 2023, Amendment No. 2 filed with the SEC on December 13, 2023 (“Amendment No. 2”), Amendment No. 3 filed with the SEC on January 2, 2024, Amendment No. 4 filed with the SEC on February 5, 2024, Amendment No. 5 filed with the SEC on February 9, 2024, Amendment No. 6 filed with the SEC on July 1, 2024, Amendment No. 7 filed with the SEC on July 12, 2024, Amendment No. 8 filed with the SEC on July 19, 2024 and this Schedule 13D Amendment, the “Schedule 13D”) is being filed by Mr. Liang Meng, Ascendent Capital Partners III GP Limited (“GPGP”), Ascendent Capital Partners III GP, L.P. (“GPLP”), Ascendent Capital Partners III, L.P. (“ACP III”), Skyline Automation Technologies L.P. (“Superior Fund”) and Advanced Technology (Cayman) Limited (“Advanced Technology” and, together with Mr. Meng, GPGP, GPLP, ACP III and Superior Fund, the “Reporting Persons”), with respect to Ordinary Shares, $0.001 par value per share (the “Ordinary Shares”), of Hollysys Automation Technologies Ltd., a company organized under the laws of the British Virgin Islands (the “Issuer”).

The Reporting Persons are filing this Schedule 13D Amendment in connection with the consummation of the Merger pursuant to the Merger Agreement (as defined in Amendment No. 2).

Other than as set forth below, all Items in the Original Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

On July 25, 2024, pursuant to the terms of the Merger Agreement, Superior Technologies Mergersub Limited (“Merger Sub”) merged with and into the Issuer, with the Issuer surviving the Merger as a wholly owned subsidiary of Superior Technologies Holding Limited (“Parent”). As a result of the Merger, (a) each Ordinary Share issued and outstanding immediately prior to the effective time of the Merger was cancelled in exchange for the right to receive US$26.50 per Ordinary Share in cash without interest (the “Per Share Merger Consideration”), except for (i) the Excluded Shares, as defined in the Merger Agreement, which includes Ordinary Shares held by Parent or any direct or indirect subsidiary of Parent and Ordinary Shares owned by the Issuer as treasury shares or by any direct or indirect subsidiary of the Issuer, (ii) Ordinary Shares in respect of which the holder thereof duly and validly exercised a right of dissent in accordance with Section 179 of the BVI Business Companies Act (the “BVI Act”) and did not effectively waive, withdraw, forfeit, fail to perfect or otherwise lose its rights to dissent from the Merger (the “Dissenting Shares”) and (iii) outstanding awards of restricted Ordinary Shares issued by the Issuer pursuant to the Issuer’s share plan that are subject to transfer and other restrictions which lapse upon the vesting of such awards (“Company Restricted Share Awards”), (b) the Excluded Shares were cancelled and extinguished, (c) the Dissenting Shares were cancelled and ceased to exist or be outstanding, and each dissenting shareholder ceased to be a shareholder and ceased to have any rights as a shareholder (including any right to receive Per Share Merger Consideration), subject to and except for the right to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with Section 179 of the BVI Act, (d) the Company Restricted Share Awards and the Company Options (as defined in Amendment No. 2) were treated as described in Amendment No. 2 and (e) each ordinary share of Merger Sub was converted into and became one validly issued and fully paid Ordinary Share, which constitutes the only issued and outstanding Ordinary Share following the consummation of the Merger.

In connection with the consummation of the Merger, the Ordinary Shares were delisted from the Nasdaq Global Select Market, and the Issuer intends to file a Form 15 with the SEC to terminate the registration of the Ordinary Shares under Section 12(g) of the Securities Exchange Act of 1934, as amended, within 10 days following the consummation of the Merger.

In connection with the consummation of the Merger, on July 25, 2024, the Issuer and Ascendent Capital Partners, an affiliate of the Reporting Persons, issued a joint press release (the “Press Release”) announcing the consummation of the Merger.

The foregoing description of the Press Release is a summary only and is qualified in its entirety by reference to the Press Release attached hereto as Exhibit 99.17, which is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated by the following:

The information set forth in Items 2 and 3 of this Schedule 13D is incorporated herein by reference.

(a) – (b)

The information on Items 7 to 11 and 13 on the cover pages of this Schedule 13D is incorporated by reference herein. The percentage set forth in row 13 is based on one Ordinary Share outstanding immediately following the consummation of the Merger.

As a result of the relationships described in Item 2, each of the Reporting Persons may be deemed to share beneficial ownership of and the power to vote or direct the vote of and to dispose or direct the disposition of the securities reported herein.

(c)	Except as otherwise disclosed herein, including the transactions in connection with the consummation of the Merger described in Item 4 of this Schedule 13D Amendment, during the past 60 days none of the Reporting Persons nor the persons listed in Appendix A to the Original Schedule 13D have effected any transactions in the Ordinary Shares.

(d)	Not applicable.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented to include the following:

Exhibit Number	Description

99.17	Joint Press Release of Issuer and Ascendent Capital Partners, dated July 25, 2024

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2024

Liang Meng

/s/ Liang Meng

Ascendent Capital Partners III GP Limited

By:	/s/ Liang Meng
Name:	Liang Meng
Title:	Director

Ascendent Capital Partners III GP, L.P.
By: Ascendent Capital Partners III GP Limited, its General Partner

By:	/s/ Liang Meng
Name:	Liang Meng
Title:	Director

Ascendent Capital Partners III, L.P.
By: Ascendent Capital Partners III GP, L.P., its General Partner
By: Ascendent Capital Partners III GP Limited, its General Partner

By:	/s/ Liang Meng
Name:	Liang Meng
Title:	Director

Skyline Automation Technologies L.P.
By: Ascendent Capital Partners III GP, L.P., its General Partner
By: Ascendent Capital Partners III GP Limited, its General Partner

By:	/s/ Liang Meng
Name:	Liang Meng
Title:	Director

Advanced Technology (Cayman) Limited

By:	/s/ Liang Meng
Name:	Liang Meng
Title:	Director